Exhibit 99.1
PRESS RELEASE

AuRico Gold Reports New Drill Results Including 23.6 metres grading 3.96 g/t Gold Equivalent at the Dolores Vein at El Cubo

Toronto: October 17, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”) is pleased to provide an update of new drill results at its El Cubo Mine in Guanajuato State, Mexico. Exploration drilling resumed in late July and as of September 30th the Company had completed 5,068 metres of core drilling using two surface drill rigs. The drilling to date has focused on infill and step-out drilling of the Dolores–Capulin orebodies discovered in late 2009.

The new drilling continues to show good continuity to the known resources, as well as extending the discovery further at depth and to the south, in areas with thick zones of mineralization that are cored by a vein that is significantly higher grade than current grades in the El Cubo Mine. These wide intercepts of mineralization occur where the Bufa Formation, a brittle rhyolite rock unit, occurs in the footwall of the vein. The exploration program will increase efforts in the district to explore the Bufa Formation. The significant widths, strong alteration and excellent grades in the core vein of the system all indicate this is a strong hydrothermal system and a discovery with potential to expand. Along with the Dolores vein, the Company has continued drilling along the Capulin Fault that is subparallel to the historic San Nicolas Vein further north in the district where we continue to report encouraging values.

“The surface geology and drilling program at El Cubo is now up and running and has already reported some very encouraging gold-silver mineralization in the Dolores vein system,” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. “The core veins indicate a significant extension of the Dolores Vein to the south-east which will significantly expand the resource base of the new discovery. We are also particularly encouraged with the near-surface good widths of mineralization surrounding the core vein, some of which are comparable to deposits being mined in our western open pit in Ocampo.”

Some of the best new drill intercepts include:

Hole	From	To	Length	Gold g/t	Silver g/t	Gold eq. g/t (1)	Vein
C-00564	108.2	132.3	24.1	0.65	45	1.47	Dolores
Including	124.5	130.3	5.8	2.29	137	4.77	Dolores
C-00565	116.1	148.3	32.2	0.92	52	1.86	Dolores
Including	137.6	141.7	4.1	3.14	161	6.07	Dolores
C-00566	139.0	169.4	30.4	0.37	36	1.03	Dolores
Including	141.8	144.4	2.6	2.22	245	6.68	Dolores
C-00567	200.1	223.7	23.6	0.81	173	3.96	Dolores
Including	200.1	201.8	1.7	2.50	437	10.45	Dolores
Including	207.1	217.5	10.4	0.98	259	5.69	Dolores
C-00569	151.3	152.8	1.5	3.19	32	3.77	Capulin
C-00570	234.80	236.75	1.9	0.09	228	4.24	Capulin

1. Using the Company’s long-term gold equivalency ratio of 55:1

Collectively the zone of anomalously-thick mineralization, both north and south of the Capulin Fault, is over 1 kilometer long. The Company has started a new ramp to access the defined resources that are immediately south of the existing workings. The new decline has advanced 180 metres from the nearest access and is 90 metres from entering the Capulin Fault and thereafter driving to the Dolores Vein via the footwall. This ramp will provide access to this new southern extension of the vein system in the near future. The El Cubo exploration program is presently focused on drill targets close to infrastructure that could provide high grade mill feed. In the coming months, the Company plans to drill the Cebolletas and Villalpando Sur target area south of existing infrastructure where a new discovery was made in the 2010 drilling program.

Note: The El Cubo surface drilling information has been reviewed by Qualified Person, Mr. Peter Drobeck. All 2011 gold analyses for El Cubo were performed by SGS Laboratories, based in Mississauga, Ontario using standard fire assay procedures, with an AA finish. Silver is analyzed using a four-acid digestion with ICP finish, and fire assays for samples over 100 grams per tonne silver. Sample analysis from the 2009 and 2010 drilling were performed by the El Cubo Mine laboratory, with systematic checks using SGS labs. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

About AuRico Gold

AuRico Gold Inc. is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. Its strong pipeline of development and exploration stage projects includes the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion Project in Nayarit State, the Venus Project in Chihuahua State, and several exploration properties throughout Mexico. The Company’s proposed acquisition of Northgate Minerals Corporation is scheduled to occur in late October 2011. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources,' that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the grades of additional underground and surface drilling programs at El Cubo, the ability to delineate additional resources or reserves as a result, the suitability of targets for future underground mining at El Cubo, anticipated future financial and operational performance, the future price of gold and silver, , the de-risking of operations, future exploration results of its exploration and development program at El Cubo, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###

1. Using the Company’s long-term gold equivalency ration of 55:1

Table 1: 2011 Drill Intercepts, Dolores – Capulin Project, El Cubo Mine Surface

Hole	From	To	Length	Gold g/t	Silver g/t	Gold eq. g/t [1]	Vein
C-00563	81.95	90.85	8.9	0.21	21	0.59	Dolores-Capulin
C-00564	108.2	132.3	24.1	0.65	45	1.47	Dolores
Including	108.2	124.5	16.3	0.13	18	0.45	Dolores
Including	124.5	130.3	5.8	2.29	137	4.77	Dolores
C-00564	172.8	195.4	22.6	0.10	13	0.34	Dolores
C-00565	116.1	148.3	32.2	0.92	52	1.86	Dolores
Including	116.1	120.3	4.2	0.19	36	0.84	Dolores
Including	120.3	129.8	9.5	1.42	69	2.68	Dolores
Including	129.8	137.6	7.8	0.19	20	0.54	Dolores
Including	137.6	141.7	4.1	3.14	161	6.07	Dolores
Including	141.7	148.3	6.7	0.14	9	0.30	Dolores
C-00565	179.2	181.0	1.8	0.17	47	1.03	Dolores
C-00566	139.0	169.4	30.4	0.37	36	1.03	Dolores
Including	139.0	141.8	2.8	0.12	7	0.26	Dolores
Including	141.8	144.4	2.6	2.22	245	6.68	Dolores
Including	144.4	169.4	25.0	0.21	18	0.53	Dolores
C-00567	200.1	223.7	23.6	0.81	173	3.96	Dolores
Including	200.1	201.8	1.7	2.50	437	10.45	Dolores
Including	201.8	207.1	5.3	0.33	25	0.79	Dolores
Including	207.1	217.5	10.4	0.98	259	5.69	Dolores
Including	217.5	223.7	6.2	0.47	86	2.03	Dolores
C-00568	124.7	139.6	14.9	0.17	5	0.26	Capulin
C-00569	137.3	143.2	5.9	0.53	7	0.65	Capulin
Including	137.3	138.7	1.4	1.64	6	1.75	Capulin
C-00569	149.4	156.3	6.9	1.03	20	1.39	Capulin
C-00569	151.3	152.8	1.5	3.19	32	3.77	Capulin
C-00569	166.8	171.3	4.5	0.14	3	0.20	Capulin
C-00569	175.3	177.5	2.2	0.31	1	0.34	Capulin
C-00569	185.5	186.9	1.5	0.23	1	0.25	Capulin
C-00569	220.90	222.70	1.8	0.41	2	0.45	Capulin
C-00570	172.00	173.50	1.5	0.09	7	0.22	Capulin
C-00570	210.90	212.15	1.3	0.05	10	0.23	Capulin
C-00570	234.80	236.75	1.9	0.09	228	4.24	Capulin

1. Using the Company’s long-term gold equivalency ration of 55:1

Table 2: 2009 – 2010 Positive Drill Intercepts, Dolores – Capulin Project

Hole	From	To	Length	Gold g/t	Silver g/t	Gold eq. g/t [1]	Vein
C-475	103.3	106.1	2.8	0.54	23	0.95	Dolores
C-476	128.6	137.7	9.1	1.17	29	1.70	Dolores
Including	130.2	131.4	1.2	4.43	116	6.54
C-477	152.7	156.1	3.4	0.34	24	0.78	Dolores
C-478	106.6	115.7	9.1	4.63	237	8.93	Dolores
C-479	140.2	173.5	33.3	0.30	40	1.03	Dolores
Including	147.5	148.5	1.0	1.06	219	5.04	Dolores
Including	171.1	172.6	1.5	1.00	215	4.90	Dolores
C-481	157.0	186.8	29.8	1.07	106	3.00	Capulin
Including	173.6	185.0	11.4	1.76	196	5.33	Capulin
C-482	117.9	138.2	20.3	1.03	51	1.96	Capulin
Including	121.7	127.5	5.8	2.07	117	4.20	Capulin
C-483	132.7	135.8	3.1	2.77	291	8.06	Capulin
C-485	174.3	196.8	22.5	0.31	9	0.47	Capulin
C-485	226.9	228.7	1.8	0.25	272	5.19	Capulin
C-490	206.4	207.3	0.9	1.80	134	4.23	Capulin
C-494	197.9	199.1	1.2	1.17	209	4.97	Dolores
C-503	106.7	108.2	1.5	12.40	19	12.75	Capulin
C-506	62.3	85.8	23.5	0.17	7	0.30	Dolores
C-509	95.1	108.8	13.7	0.44	15	0.72	Dolores
Including	106.5	107.4	0.9	3.20	34	3.81	Dolores
C-510	115.7	131.5	15.8	1.05	48	1.92	Dolores
C-511	152.3	162.6	10.3	0.62	17	0.92	Dolores

1. Using the Company’s long-term gold equivalency ration of 55:1

Diagram 1: Geology and Drill Hole Location Map from the Dolores – Capulin portion of the El Cubo Mine

Diagram 2: Cross – Section of Drill Fan in Southern Dolores Drilling